FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549




                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                         For the Month of March, 2006


                           GRANITE MASTER ISSUER PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)

                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)

                       GRANITE FINANCE FUNDING 2 LIMITED
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)

      Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

INVESTORS' MONTHLY REPORT
GRANITE MASTER ISSUER PLC

Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc Granite Mortgages 04-1 Plc, Granite Mortgages 04-2 Plc, Granite Mortgages 04-3 Plc, Granite Finance Trustee Limited, Granite Finance Funding Limited and Granite Finance Funding 2 Limited
Period 1 March 2006 - 31 March 2006

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

--------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                              330,720

Current Balance - Trust Mortgage Assets                 (GBP)33,369,865,928

Current Balance - Trust Cash and other Assets            (GBP)1,627,836,390

Last Months Closing Trust Assets                        (GBP)36,331,187,749

Funding share                                           (GBP)15,572,748,907

Funding 2 share                                         (GBP)16,349,227,791

Funding and Funding 2 share                             (GBP)31,921,976,698

Funding and Funding 2 Share Percentage                        91.21%

Seller Share*                                            (GBP)3,075,725,619

Seller Share Percentage                                        8.79%

Minimum Seller Share (Amount)*                           (GBP)2,269,957,346

Minimum Seller Share (% of Total)                              6.49%

Excess Spread last quarter annualised (% of Total)             0.35%
--------------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

---------------------------------------------------------------------------------------------------------
                      Number          Principal (GBP)      Arrears (GBP)          By Principal (%)
> = 1 < 3 Months      6,281             653,397,903          5,942,341                 1.96%

> = 3 < 6 Months      1,201             120,688,881          2,860,468                 0.36%

> = 6 < 9 Months       263              26,970,999           1,080,673                 0.08%

> = 9 < 12 Months       36              3,229,320             175,354                  0.01%

> = 12 Months           1                 73,092               4,340                   0.00%

Total                 7,782             804,360,195         10,063,176                 2.41%
---------------------------------------------------------------------------------------------------------

Properties in Possession

--------------------------------------------------------------------------------
                          Number          Principal (GBP)       Arrears (GBP)

Total (since inception)    1190             94,849,975           5,063,494
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Properties in Possession                                            384

Number Brought Forward                                              284

Repossessed (Current Month)                                         100

Sold (since inception)                                              806

Sold (current month)                                                 79

Sale Price / Last Loan Valuation                                   1.04

Average Time from Possession to Sale (days)                         130

Average Arrears at Sale                                         (GBP)3,712

Average Principal Loss (Since inception)*                       (GBP)2,011

Average Principal Loss (current month)**                        (GBP)3,669

MIG Claims Submitted                                                13

MIG Claims Outstanding                                               0

Average Time from Claim to Payment                                 104
--------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

--------------------------------------------------------------------------------
                                            Number          Principal (GBP)

Substituted this period                        0                 (GBP)0

Substituted to date (since 26 March 2001)   787,129       (GBP)74,971,283,516
--------------------------------------------------------------------------------

CPR Analysis

--------------------------------------------------------------------------------
                                                             % of CPR

Current Month % of CPR - Removals*                            54.70%

Previous Month % of CPR - Removals*                           56.70%

Current Month % of CPR - Non-Removals**                       45.30%

Previous Month % of CPR - Non-Removals                        43.30%
--------------------------------------------------------------------------------
*Removals are loans that Northern Rock has repurchased from the Trust (e.g. Further Advances and Product Switches)

**Non-Removals are scheduled repayments, overpayments and redemptions

--------------------------------------------------------------------------------
                                         Monthly            Annualised

Current Month CPR Rate - Total            4.57%               42.95%

Previous Month CPR Rate - Total           3.87%               37.72%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                  27.53

Weighted Average Remaining Term (by value) Years              20.95

Average Loan Size                                         (GBP)100,901

Weighted Average LTV (by value)                              75.97%

Weighted Average Indexed LTV (by value)                      69.24%

Non Verified (by value)                                      43.36%
--------------------------------------------------------------------------------

Product Breakdown

--------------------------------------------------------------------------------
Fixed Rate (by balance)                                      56.64%

Together (by balance)                                        23.75%

Capped (by balance)                                           0.38%

Variable (by balance)                                        14.48%

Tracker (by balance)                                          4.75%

Total                                                       100.00%
--------------------------------------------------------------------------------

Geographic Analysis

----------------------------------------------------------------------------------------------------
                      Number           % of Total           Value (GBP)              % of Total
East Anglia            6,950              2.10%             714,122,131                2.14%

East Midlands         23,398              7.07%            2,150,943,454               6.45%

Greater London        40,031              12.10%           6,397,132,500              19.17%

North                 31,879              9.64%            2,139,462,355               6.41%

North West            42,991              13.00%           3,571,085,079              10.70%

Scotland              45,065              13.63%           3,265,671,961               9.79%

South East            50,620              15.31%           6,828,810,539              20.46%

South West            22,149              6.70%            2,512,592,687               7.53%

Wales                 13,192              3.99%            1,104,695,342               3.31%

West Midlands         21,756              6.58%            2,079,373,717               6.23%

Yorkshire             32,689              9.88%            2,605,976,161               7.81%

Total                330,720               100%            33,369,865,928              100%
----------------------------------------------------------------------------------------------------

LTV Levels Breakdown

----------------------------------------------------------------------------------------------------
                                          Number            Value (GBP)              % of Total
0% < 25%                                  13,745            506,349,194                1.52%

> = 25% < 50%                             41,226           3,138,616,225               9.41%

> = 50% < 55%                             12,723           1,207,821,089               3.62%

> = 55% < 60%                             13,852           1,402,937,894               4.20%

> = 60% < 65%                             15,618           1,681,362,762               5.04%

> = 65% < 70%                             19,406           2,069,765,588               6.20%

> = 70% < 75%                             22,793           2,627,332,804               7.87%

> = 75% < 80%                             23,620           2,864,465,597               8.58%

> = 80% < 85%                             40,145           4,724,773,237              14.16%

> = 85% < 90%                             35,997           4,127,699,897              12.37%

> = 90% < 95%                             59,697           5,818,676,938              17.44%

> = 95% < 100%                            30,947           3,120,633,628               9.35%

> = 100%                                   951              79,431,074                 0.24%

Total                                    330,720           33,369,865,928             100.0%
----------------------------------------------------------------------------------------------------

Repayment Method

----------------------------------------------------------------------------------------------------
                                          Number             Value (GBP)              % of Total

Endowment                                 17,123           1,322,495,841               3.96%

Interest Only                             70,860           10,484,455,795             31.42%

Pension Policy                             389              36,644,739                 0.11%

Personal Equity Plan                       729              53,686,940                 0.16%

Repayment                                241,619           21,472,582,613             64.35%

Total                                    330,720           33,369,865,928             100.00%
----------------------------------------------------------------------------------------------------

Employment Status

----------------------------------------------------------------------------------------------------
                                          Number             Value (GBP)              % of Total

Full Time                                286,032           27,300,276,603             81.81%

Part Time                                 4,333             306,028,167                0.92%

Retired                                    808              36,928,762                 0.11%

Self Employed                             36,685           5,584,943,333              16.74%

Other                                     2,862             141,689,062                0.42%

Total                                    330,720           33,369,865,928             100.00%
---------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                             6.59%

Effective Date of Change                                  1 September 2005
--------------------------------------------------------------------------------


Notes     Granite Master Issuer plc - Series 2005-1

------------------------------------------------------------------------------------------------
                    Outstanding               Rating           Reference Rate       Margin
                                         Moodys/S&P/Fitch

Series 1
A1                  $228,571,000           Aaa/AAA/AAA              4.82%            0.04%

A2              (euro) 285,714,000         Aaa/AAA/AAA              2.74%            0.04%

A3                 $1,100,000,000          Aaa/AAA/AAA              5.01%            0.08%

A4                 $1,100,000,000          Aaa/AAA/AAA              5.03%            0.10%

A5             (euro) 1,500,000,000        Aaa/AAA/AAA              2.79%            0.09%

A6                (GBP)750,000,000         Aaa/AAA/AAA              4.71%            0.12%

B1                   $60,500,000            Aa3/AA/AA               5.06%            0.13%

B2              (euro) 80,000,000           Aa3/AA/AA               2.89%            0.19%

B3                 (GBP)55,000,000          Aa3/AA/AA               4.78%            0.19%

M1                   $65,000,000             A2/A/A                 5.16%            0.23%

M2              (euro) 79,000,000            A2/A/A                 2.98%            0.28%

M3                (GBP)55,000,000            A2/A/A                 4.87%            0.28%

C2              (euro) 139,000,000        Baa2/BBB/BBB             3.264%            0.56%

C3                (GBP)60,000,000         Baa2/BBB/BBB              5.15%            0.56%
------------------------------------------------------------------------------------------------



Notes     Granite Master Issuer plc - Series 2005-2

------------------------------------------------------------------------------------------------
                    Outstanding               Rating           Reference Rate       Margin
                                         Moodys/S&P/Fitch

Series 1

A1                $507,092,947.00          Aaa/AAA/AAA              4.82%            0.04%

A2              (GBP)104,019,066.00        Aaa/AAA/AAA              4.62%            0.05%

A3             (euro) 343,262,918.00       Aaa/AAA/AAA              2.65%            0.05%

A4                $800,000,000.00          Aaa/AAA/AAA              4.85%            0.08%

A5             (euro) 800,000,000.00       Aaa/AAA/AAA              2.74%            0.14%

A6               $1,250,000,000.00         Aaa/AAA/AAA              4.90%            0.13%

A7              (GBP)530,200,000.00        Aaa/AAA/AAA              4.73%            0.16%

A8              (GBP)250,000,000.00        Aaa/AAA/AAA              4.73%            0.16%

B1                $90,000,000.00            Aa3/AA/AA               4.91%            0.14%

B2             (euro) 62,000,000.00         Aa3/AA/AA               2.80%            0.20%

B3              (GBP)35,100,000.00          Aa3/AA/AA               4.77%            0.20%

M1                $95,000,000.00             A2/A/A                 5.01%            0.24%

M2             (euro) 70,000,000.00          A2/A/A                 2.90%            0.30%

M3              (GBP)28,100,000.00           A2/A/A                 4.89%            0.32%

C1                $90,000,000.00          Baa2/BBB/BBB              5.27%            0.50%

C2             (euro) 131,700,000.00      Baa2/BBB/BBB              3.15%            0.55%
------------------------------------------------------------------------------------------------



Notes     Granite Master Issuer plc - Series 2005-3

------------------------------------------------------------------------------------------------
                    Outstanding               Rating            Reference Rate       Margin
                                         Moodys/S&P/Fitch

Series 1

A1              $1,000,000,000.00          Aaa/AAA/AAA              4.74%            -0.04%

------------------------------------------------------------------------------------------------


Notes     Granite Master Issuer plc - Series 2005-4

------------------------------------------------------------------------------------------------
                    Outstanding               Rating            Reference Rate       Margin
                                         Moodys/S&P/Fitch

Series 1

A1                $929,112,271.00         Aaa/AAA/AAA               4.81%            0.03%

A2             (euro) 391,946,253.00      Aaa/AAA/AAA               2.644%           0.04%

A3                $996,600,000.00         Aaa/AAA/AAA               4.84%            0.07%

A5            (euro) 1,357,300,000.00     Aaa/AAA/AAA               2.70%            0.10%

A6              (GBP)815,400,000.00       Aaa/AAA/AAA               4.69%            0.12%

B1                $72,500,000.00           Aa3/AA/AA                4.89%            0.12%

B2                $38,500,000.00           Aa3/AA/AA                4.95%            0.18%

B3              (GBP)19,000,000.00         Aa3/AA/AA                4.75%            0.18%

B4             (euro) 56,900,000.00        Aa3/AA/AA                2.78%            0.18%

M1                $64,700,000.00             A2/A/A                 4.99%            0.22%

M2                $36,300,000.00             A2/A/A                 5.05%            0.28%

M3              (GBP)30,000,000.00           A2/A/A                 4.85%            0.28%

M4             (euro) 51,000,000.00          A2/A/A                 2.88%            0.28%

C1                $80,400,000.00          Baa2/BBB/BBB              5.20%            0.43%

C2                $44,600,000.00          Baa2/BBB/BBB              5.32%            0.55%

C3              (GBP)10,000,000.00        Baa2/BBB/BBB              5.12%            0.55%

C4             (euro) 76,100,000.00       Baa2/BBB/BBB              3.15%            0.55%
------------------------------------------------------------------------------------------------



Notes     Granite Master Issuer plc - Series 2006-1

------------------------------------------------------------------------------------------------
                    Outstanding               Rating            Reference Rate       Margin
                                         Moodys/S&P/Fitch

Series 1
                                           A-1+/P-1/F1+
A1                $776,100,000.00          Aaa/AAA/AAA              4.75%            -0.03%

A2             (euro) 871,500,000.00       Aaa/AAA/AAA              2.606%           0.04%

A3              (GBP)200,000,000.00        Aaa/AAA/AAA              4.63%            0.04%

A4               $1,125,000,000.00         Aaa/AAA/AAA              4.70%            0.04%

A5               $1,552,000,000.00         Aaa/AAA/AAA              4.73%            0.07%

A6            (euro) 1,900,000,000.00      Aaa/AAA/AAA              2.67%            0.10%

A7              (GBP)400,000,000.00        Aaa/AAA/AAA              4.71%            0.12%

A8              (GBP)950,000,000.00        Aaa/AAA/AAA              4.71%            0.12%

B1                $91,200,000.00           Aa3/AA/AA                4.79%            0.13%

B2                $84,100,000.00           Aa3/AA/AA                4.83%            0.17%

B3              (GBP)25,000,000.00         Aa3/AA/AA                4.77%            0.18%

B4             (euro) 94,500,000.00        Aa3/AA/AA                2.75%            0.18%

M1                $81,400,000.00             A2/A/A                 4.89%            0.23%

M2                $79,200,000.00             A2/A/A                 4.95%            0.29%

M3              (GBP)33,500,000.00           A2/A/A                 4.89%            0.30%

M4             (euro) 97,700,000.00          A2/A/A                 2.87%            0.30%

C2                $132,400,000.00         Baa2/BBB/BBB              5.26%            0.60%

C3              (GBP)44,200,000.00        Baa2/BBB/BBB              5.19%            0.60%

C4             (euro) 129,000,000.00      Baa2/BBB/BBB              3.17%            0.60%
------------------------------------------------------------------------------------------------

Credit Enhancement

---------------------------------------------------------------------------------------------------------------------------------
                                                                                              % of Notes Outstanding
Class B and M Notes ((GBP) Equivalent)                                (GBP)1,161,274,593              6.77%

Class C Notes ((GBP) Equivalent)                                       (GBP)634,305,141               3.70%

---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
                                                                                               % of Funding 2 Share

Class B and M Notes ((GBP) Equivalent)                                (GBP)1,161,274,593              7.10%

Class C Notes ((GBP) Equivalent)                                       (GBP)634,305,141               3.88%

---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
Programme Reserve Required Percent                                                                    1.65%

Programme Reserve Required Amount                                      (GBP)294,325,000               1.80%

Balance Brought Forward                                                (GBP)294,325,000               1.80%

Drawings this Period                                                            0                     0.00%

 *Additions this period                                                      (GBP)0                   0.00%

Current Balance of Funding 2 & Granite Master Issuer Reserve Fund      (GBP)294,325,000               1.80%

Excess Spread this Period                                               (GBP)6,557,429                0.04%

---------------------------------------------------------------------------------------------------------------------------------

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of an arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%, the Granite 04-3 issuer reserve fund will step up to 1.38% and the Funding 2 reserve fund required amount increases by (GBP)11 million. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of an issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275%, the Granite Mortgages 04-3 issuer reserve fund target by 0.27%, the funding reserve target will step up by 0.10% and the funding 2 reserve fund required amount increases by (GBP)11 million. If the breach is rectified only the funding 2 reserve fund required amount will reduce to its original target.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of an accelerated controlled amortisation trigger all Granite Mortgages 04-2 & 04-3 tranches become pass through securities.

Excess spread is defined, in any month as cash received from Granite Mortgages Trust in that month plus bank interest due to Funding and Funding 2 and the Issuer/Master Issuer in that month plus/minus amounts due under the basis rate swap agreement less bond interestdue for floating GBP bonds and amounts due to swap counterparties for currency bonds and Fixed Rate GBP bonds.

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                    GRANITE MASTER ISSUER PLC

                                    By:  L.D.C. Securitisation Director No. 1
                                    Limited

                                    By:  /s/ Sharon Tyson
                                        --------------------------------------
                                    Name:   Sharon Tyson
                                    Title:  Director

Date: June 23, 2006

                                    GRANITE FINANCE FUNDING 2
                                    LIMITED

                                    By:  L.D.C. Securitisation Director No. 1
                                    Limited

                                    By: /s/ Sharon Tyson
                                        --------------------------------------
                                    Name:   Sharon Tyson
                                    Title:  Director

Date: June 23, 2006

                                    GRANITE FINANCE TRUSTEES
                                    LIMITED

                                    By: /s/ Daniel Le Blancq
                                        --------------------------------------
                                    Name:   Daniel Le Blancq
                                    Title:  Director

Date: June 23, 2006